Filed by Expedia, Inc. Pursuant to Rule 165 and Rule 425 under the Securities Act of 1933 Subject Company: Expedia, Inc. Commission File No. 000-27429

If an exchange offer for Expedia shares is commenced, investors and security holders are urged to read USA Interactive’s exchange offer statement for Expedia and Expedia’s solicitation/recommendation statement on schedule 14D-9 to be filed with the Securities and Exchange Commission when they become available because these documents will contain important information. Investors and security holders will be able to obtain these documents and other documents filed by Expedia and USA Interactive free of charge at the SEC’s website at www.sec.gov. In addition, Expedia’s solicitation/recommendation statement on schedule 14D-9 may be obtained free of charge by contacting Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, Washington, 98005, Attention: Investor Relations.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the information relating to possible or assumed future results of operations of Expedia and its subsidiaries, including those preceded by, followed by or that include the words “believes,” “could,” “projects,” “budgets,” “estimates,” “intends,” “expects,” “anticipates” or similar expressions. These statements reflect the current views of Expedia with respect to future events, and are based on information currently available to Expedia. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of Expedia’s and its subsidiaries’ business. The following important factors, in addition to those described in Expedia’s filings with the Securities and Exchange Commission, could affect the future results of Expedia and the other subsidiaries of Expedia described in this document, and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes generally or in economic conditions in the markets served by our businesses; future regulatory actions and conditions in our businesses’ operating areas; competition from others; successful integration of recently acquired businesses; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the ability to expand into and successfully operate in foreign markets; and obtaining and retaining key executives and employees. You are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date of this document. Expedia undertakes no obligation to update or revise the forward-looking statements contained in this document, whether as a result of new information, future events or any other reason.

[THE FOLLOWING DOCUMENT WAS CIRCULATED BY EXPEDIA TO ALL EMPLOYEES OF EXPEDIA VIA ELECTRONIC MAIL ON JUNE 10, 2002.]

Expedia, Inc.

Q&A Regarding USA Interactive’s Announced Intention to Make an
Exchange Offer for Expedia Shares

Q.    What is USAI offering to do?

A.    USAI has sent a letter to our Board of Directors stating that USAI intends to make an “exchange offer” to each holder of Expedia common stock. An exchange offer is an offer to each individual shareholder (rather than the company itself) to exchange the securities of one company for those of another. While USAI has not yet disclosed all of the terms of this exchange offer, its letter stated that it intends to offer 2.6969 shares of USAI common stock for each share of Expedia common outstanding (this is called the “exchange ratio”). USAI sent simultaneous and similar letters to the Boards of Directors of Ticketmaster and Hotels.com.

Q.    If USAI completes this transaction, what will happen to Expedia and its websites?

A.    If USAI were to proceed with its proposed exchange offer and, in so doing, purchase at least 90% of each class of Expedia’s common shares, it could, without the approval of the remaining shareholders or the special committee, merge Expedia into USAI as a wholly owned subsidiary or division. In each case, Expedia’s stock and warrants would no longer trade on Nasdaq. As for the Expedia websites and brands, we believe they constitute a significant part of the value of the company. Although we can’t speak for USAI, we assume that Expedia will continue to operate its business, including its websites, under its current brands.

Q.    What does this mean for employee benefits, including stock options and warrants?

A.    USAI has not yet made an exchange offer and the details of any offer that might be made are unknowable. However, both the Expedia, Inc 1999 Stock Option Plan (which covers all grants made before February 4, 2002), the Expedia, Inc. 2001 Stock Plan (which covers all grants made on and after February 4, 2002) and the Shareholder Equity Warrant Agreements provide that, in the case of a merger similar to what USAI could effect if they held 90% of each class of Expedia’s common shares, all options and warrants would be converted into options and warrants to buy USAI stock according to the exchange ratio. This would result in : (i) option and warrant vesting schedules remaining unchanged; (ii) each option and warrant being converted to a number of new options and warrants (for the acquiring company’s stock) equal to the exchange ratio; and (iii) the new option and warrant exercise prices being equal to the old option and warrant exercise prices, divided by the exchange ratio. For instance, if an employee held 1000 Expedia stock options with an exercise price of $50.00 each, and the exchange ratio were 5.0, these options would be converted into 5,000 USAI options, with an exercise price of $10.00. If the exchange ratio were 2.0, the 1000 Expedia options would convert into 2,000 USAI options with an exercise price of $25.00.

Q.    What is the special committee and what are its responsibilities in this process?

A.    The special committee consists of the independent directors of Expedia. These are Tom Breitling, Jay Hoag, Reed Hundt and Greg Maffei. Mr. Maffei serves as Chairman of the Committee. The committee exists solely to represent the interests of the minority (non-USAI) shareholders of Expedia. The committee’s purpose is to review any offer that might be made by USAI, discuss and negotiate any potential transaction with USAI, and to recommend acceptance or rejection of an offer to shareholders.

Q.    What are the backgrounds of the special committee members?

A.    Thomas C. Breitling has served as a director of Expedia since February 2002. Since December 2001, Mr. Breitling has served as the President and Chief Executive Officer of Breitling Ventures, a private investment firm. Mr. Breitling was the President of Travelscape, Inc., a wholly owned subsidiary of Expedia, from March 2000 to December 2001. Prior to that, Mr. Breitling co-founded Travelscape.com, Inc. and served as its Chief Operating Officer from March 1998 through March 2000, the closing of the acquisition of Travelscape by Expedia. In 1993, Mr. Breitling joined Las Vegas Reservation Systems, Inc., the precursor of Travelscape.com, Inc., and served as its Vice President until he co-founded Travelscape in March 1998.

Jay C. Hoag has served as a director of Expedia since August 2000. Since June 1995, Mr. Hoag has been a General Partner of Technology Crossover Ventures, a venture capital firm. Mr. Hoag serves on the Board of Directors of eLoyalty Corporation, EXE Technologies, Inc. and several privately held companies.

Reed Hundt has served as a director of Expedia since March 2002. Since 1998, Mr. Hundt has served as Senior Advisor on information industries to McKinsey & Company, a worldwide management consulting firm. Mr. Hundt has also been special advisor to the Blackstone Group, a private equity firm since 2000, and a venture partner at Benchmark Capital, a venture capital firm that specializes in investments in high-tech companies since 1999. From 1993 to 1997, Mr. Hundt served as Chairman of the FCC. Prior to his position as Chairman of the FCC, Mr. Hundt was a partner at the law firm of Latham & Watkins in Washington, D.C. Mr. Hundt also serves as a director of Allegiance Telecom, Inc. and Intel Corp.

Gregory B. Maffei has served as a director of Expedia since 1999 and served as Chairman of the Board of Directors of Expedia from 1999 to February 2002. Since January 2000, Mr. Maffei has served as the President, Chief Executive Officer and a Director of 360networks inc. From 1997 until January 2000, he was the Senior Vice President, Finance & Administration and Chief Financial Officer of Microsoft. Previously, Mr. Maffei has held a number of positions at Microsoft, including Vice President of Corporate Development, Treasurer, and Director, Business Development & Investments. Prior to joining Microsoft in 1993, he was with Citicorp Venture Capital and Dillon Read. Mr. Maffei serves as a director of ONI Systems and Starbucks Corporation.

Q.    What are the responsibilities of the Expedia officers in this process?

A.    As employees, the officers have an interest in the outcome of this process that may differ from the interests of non-employee shareholders. However, the officers, like Expedia’s directors, owe fiduciary duties to Expedia’s public shareholders, including a duty to support the special committee process put in place by the board of directors. For example, the officers will provide information requested by the special committee in connection with fulfilling their responsibility to review the USAI proposal and any formal exchange offer. The special committee, rather than the officers, will take the leading role in representing the interests of Expedia’s minority shareholders in connection with any offer USAI may initiate.

Q. When will USAI commence its exchange offer?

A.    Although USAI has stated that it intends to make an exchange offer, it is under no obligation to do so. In fact, on June 5th, 2002, it announced that it will not make an exchange offer in the “near future”. Consequently, any discussions between USAI and the Special Committee could be extended. It is possible that no exchange offer will be made in the foreseeable future and, if one is made, it is not clear what the specific terms of such offer will be.